EXHIBIT 99(d)



                          PRESS RELEASE


FOR IMMEDIATE RELEASE
WEDNESDAY
JUNE 21, 1995

CONTACT PERSON:    STACY DUCKETT
                   VICE PRESIDENT, CORPORATE COMMUNICATIONS
                   (501) 688-8229

                     TCBY ENTERPRISES, INC.
         ANNOUNCES SECOND QUARTER AND MID-YEAR RESULTS;
              BOARD OF DIRECTORS DECLARES DIVIDEND

LITTLE ROCK, AR - June 21, 1995 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced sales and franchising revenues for the second quarter ended May
31, 1995 and 1994 were $32,777,776 and $43,342,260, respectively.   Sales
and franchising revenues in the first six months of fiscal 1995 and  1994
were $60,730,535 and  $67,600,843, respectively.   The decrease in  sales
and franchising revenues for the second quarter is primarily attributable
to  the  sale  of  the  "      TCBY"    refrigerated  yogurt  product  line  to
Mid-America Dairymen resulting in a decrease in Company sales to the retail grocery trade, and a delay in sales of frozen yogurt products to private label customers in part due to a delay in receipt of packaging materials from the customer. Additional factors were a reduction in the number of Company-owned stores, and unusually strong international equipment sales in the comparable quarter of fiscal 1994.

Net income for the second quarter ended May 31, 1995 was $2,461,785, or $.10 per share, compared to $3,563,344, or $.14 per share, for the second quarter ended May 31, 1994. The Company reported a net loss for the six-month period ended May 31, 1995, of $379,356, or $.01 per share, compared to net income of $2,941,977, or $.12 per share, for the first six months of fiscal 1994. While selling, general and administrative expenses for the second quarter increased compared to the same quarter in 1994, they decreased compared to the first quarter of 1995 as a result of the sale of the manufacturing and distribution rights of the "TCBY"R refrigerated yogurt line. The gain on this sale resulted in net income of $1.6 million in the second quarter. The Company continues to invest significantly in selling and marketing expenses associated with the introduction and expansion of its hardpack frozen yogurt products.

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







The Company's new "TCBY" Treats concept has been well-received by franchisees and consumers. Year-to-date, 291 stores have converted and 148 are in the process of converting, for a total of 439 stores, representing approximately 37% of operating domestic stores. Same store sales for "TCBY" Treats locations are trending positively compared to other traditional "TCBY" locations. Same store sales year-to-date decreased 0.4%, as compared to the same period in fiscal 1994, while same store sales decreased 4.3% for the second quarter of fiscal 1995. As of May 31, same store sales are up 3.2% for the trailing 52- week period. Same store sales comparisons do not include sales from non-traditional locations.

TCBY had 2,765 total locations at the conclusion of the second quarter of fiscal 1995, compared to 2,572 locations at May 31, 1994. These locations consisted of 87 Company-owned stores, 166 international stores, 1,281 non-traditional locations and 1,231 franchised stores. During the second quarter the Company announced its public account program for the development of non-traditional locations with a special focus on convenience stores operated in association with national petroleum companies. As of May 31, 1995, the Company had opened 27 locations and had 36 under agreement for development under this new program. These locations offer dual-branding opportunities with other national food companies.

Frank D. Hickingbotham, Chairman of the Board and Chief Executive Officer said, "We are pleased with the pace of the "TCBY"R Treats development and its results, as well as with overall non-traditional development. The Company's expansion into the retail market continued through its frozen yogurt product lines. We have introduced a nonfat pint line in Southern California and other markets that has been well-received and plan to expand distribution of these nonfat products. Internationally, the
Company signed agreements for the development of India, Portugal and Lebanon and now has agreements signed for 30 countries. The expansion at Americana Foods is nearing completion and we expect to see improved efficiencies in production and inventory management."

The Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on July 14, 1995 to shareholders of record as of June 30, 1995.

In addition, the Company today announced that it has engaged the investment banking firm of Stephens Inc. to explore strategic alternatives for the Company with the intent of maximizing shareholder value. No assurances can be given that this initiative will result in any material corporate development.


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


TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products and custom foodservice vehicles, and markets foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

                       TCBY Enterprises, Inc.
                    Selected Financial Highlights
              (In Thousands, Except Per Share Amounts)
                             (Unaudited)

                             Three Months Ended  Six Months Ended
                                   May 31,            May 31,
                               1995     1994      1995      1994
Operating Results
Sales & Franchising Revenue  $ 32,778 $ 43,342  $ 60,731  $ 67,601
Net Income (Loss)            $  2,462 $  3,563  $ (  379) $  2,942
Net Income (Loss) Per Share  $    .10 $    .14  $ (  .01) $    .12
Average Shares Outstanding     25,557   25,542    25,576    25,492
Dividends Paid Per Share     $    .05 $    .05  $    .10  $    .10


                                       May 31,        November 30,
                                        1995              1994
Financial Position
Current Assets                        $ 48,667          $ 58,968
Current Liabilities                   $ 13,065          $ 12,458
Property, Plant and Equipment, net    $ 60,396          $ 56,844
Total Assets                          $138,315          $142,280
Long-term Debt, less current portion  $ 14,597          $ 15,910
Stockholders' Equity                  $105,014          $108,274

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